Exhibit 12

Pinnacle Entertainment, Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Earnings:
Pre-tax income (loss) from continuing operations, before equity method investment earnings	$10,891	$(153,456)	$(63,335)	$(52,534)	$33,119
Add: Fixed charges	71,710	81,645	88,005	111,811	110,805
Less: Capitalized interest	(22,935)	(24,877)	(13,758)	(4,041)	(10,303)
Total Earnings	$59,666	$(96,688)	$10,912	$55,236	$133,621

Fixed Charges:
Interest expense, net of capitalized interest and inclusive of amortization of debt issuance costs	$45,288	$52,476	$70,335	$103,093	$95,705
Capitalized interest	22,935	24,877	13,758	4,041	10,303
Estimated interest portion of rent expense	3,487	4,292	3,912	4,677	4,797
Total fixed charges	71,710	81,645	88,005	111,811	110,805
Ratio of earnings to fixed charges	—	—	—	—	1.21x